WOODSIDE

RECEIVED
2006 APR 12 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2006

06012460

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 31 March 2006:
  - Resolution of Mauritanian Dispute

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
APR 12 2006
THOMSON
FINANCIAL

Jlw 4/12

Exemption File No.
82.2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 31 MARCH 2006
6:30AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

RESOLUTION OF MAURITANIAN DISPUTE

Woodside Petroleum Ltd. advises that it has resolved a dispute with the Mauritanian Government over amendments to four offshore production contracts operated by the company's wholly-owned subsidiary Woodside Mauritania Pty Ltd.

Woodside and the Mauritanian Government have reached an agreement in principle to settle the dispute without the need for formal arbitration.

Woodside Chief Executive Don Voelte said the agreement laid the foundation for good relations between the company and the Mauritanian Government.

"The Mauritanian Government has worked constructively with Woodside to resolve differences between the parties," he said.

"We are happy with this agreement and look forward to building a productive and cooperative relationship with the Mauritanian Government."